File No. 812-13636

Before the

U.S. SECURITIES AND EXCHANGE COMMISSION

_________________________________

In the Matter of Application

of

PIONEER FLOATING RATE TRUST

PIONEER HIGH INCOME TRUST

60 State Street

Boston, MA 02109

AMENDMENT NO. 1

AND RESTATEMENT OF THE APPLICATION FOR

AN ORDER PURSUANT TO SECTION 6(c) OF THE

INVESTMENT COMPANY ACT OF 1940 FOR EXEMPTION

FROM SECTIONS 18(a)(1)(A) AND 18(a)(1)(B) OF THE

INVESTMENT COMPANY ACT OF 1940

_________________________________

August 24, 2009

_________________________________

Please direct all communications
regarding this Application to:	Copies to:
Dorothy E. Bourassa, Esq.	Roger P. Joseph, Esq.
Pioneer Investment Management, Inc.	Bingham McCutchen LLP
60 State Street	One Federal Street
Boston, MA 02109-1820	Boston, MA 02110
(617) 742-7825	(617) 951-8247

This document contains 37 pages (including exhibits),

which have been numbered sequentially.

UNITED STATES OF AMERICA

BEFORE THE U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

)
IN THE MATTER OF	)	Amendment No. 1 and Restatement of the Application for an Order pursuant
	)	to Section 6(c) for an Exemption
PIONEER FLOATING RATE TRUST and	)	from Sections 18(a)(1)(A) and Section
PIONEER HIGH INCOME TRUST	)	18(a)(1)(B) of the Investment Company
	)	Act of 1940, as amended
60 State Street	)
Boston, MA 02109)
)

            Pioneer Floating Rate Trust and Pioneer High Income Trust(collectively, the “Applicants”) hereby amend and restate their application for an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting an exemption from Section 18(a)(1)(A) of the 1940 Act to the extent necessary to permit each Applicant, for the period from the date of the Order (the “Order Date”) until October 31, 2010 (the “Exemption Period”), to issue or incur debt (such issuing or incurring of debt to be referred to as “borrowing”) for the purpose of redeeming all or a portion of its auction market preferred shares (“AMPS”) that were issued prior to February 1, 2008 and that are outstanding at the time of such borrowing (such debt to be referred to as “post-Order debt” for purposes of this Application), as well as any refinancing of such post-Order debt until the expiration of the Exemption Period, subject to “asset coverage” (as defined in Section 18(h) of the 1940 Act) of 200% ordinarily applicable to a senior security that is stock (rather than the asset coverage of 300% ordinarily applicable to a senior security constituting indebtedness under Section 18(a)(1)(A) of the 1940 Act). In addition, the Applicants request that the Order grant an exemption from Section 18(a)(1)(B) of the 1940 Act so that each Applicant may, in connection with the borrowings referred to above and to the extent that compliance with Section 18(a)(1)(B) is not excused in the circumstances by Section 18(g) of the 1940 Act, make provision to prohibit the declaration of dividends or distributions and the purchase of its capital stock (including its AMPS) unless, at the time of any declaration or purchase, after deducting the amount of such dividend, distribution or purchase price, it has an asset coverage of at least 200% (rather than the asset coverage of 300% ordinarily required for such declarations and purchases under Section 18(a)(l)(B) of the 1940 Act).

                 Each Applicant’s refinancing of AMPS would be subject to the Applicant’s negotiating agreements with acceptable counterparties and approval of such arrangements by the Applicant’s board of trustees (the“Board”), among other factors. The Applicants can provide no assurance that if the Commission grants the Order, the Applicants will be able to redeem any of their outstanding AMPS through borrowing. The Applicants areregistered under the 1940 Act as closed-end management investment companies and are advised by Pioneer Investment Management, Inc. (“Pioneer”).

I. THE APPLICANTS

                 Pioneer Floating Rate Trust (NYSE: PHD). Pioneer Floating Rate Trust was organized as a Delaware statutory trust on October 6, 2004 and is registered under the 1940 Act as a non-diversified closed-end managementinvestment company. Pioneer Floating Rate Trust commenced operations on December 28, 2004, and had assets of approximately $425.6 million as of June 30, 2009. Pioneer Floating Rate Trust’s investment objective is to provide its common shareholders with a high level of current income, which it pursues by investing primarily in senior floating rate loans. Pioneer Floating Rate Trust also seeks capital preservation as a secondary objective to the extent  consistent with its primary objective.

                 Pioneer High Income Trust (NYSE: PHT). Pioneer High Income Trust was organized as a Delaware statutory trust on January 30, 2002 and is registered under the 1940 Act as a diversified, closed-end management investmentcompany. Pioneer High Income Trust commenced operations on April 26, 2002, and had assets of approximately $417.4 million as of June 30, 2009. Pioneer High Income Trust’s investment objective is a high level of current income, which it pursues by investing primarily in below investment grade debt securities. Pioneer High Income Trust also may seek capital appreciation as a secondary objective to the extent consistent with its primary objective.

II. DESCRIPTION OF AUCTION MARKET PREFERRED SHARES

AND AUCTION MARKET FAILURES

The Applicants’ Existing AMPS

                 Each Applicant has issued and outstanding a class of common shares and a class of one or more series of AMPS. Pioneer Floating Rate Trust has issued and outstanding 2,434 shares of Series M7 AMPS, 2,432 shares of Series W7 AMPS, and 2,432 of Series Th7 AMPS. Pioneer High Income Trust has issued and outstanding 2,020 shares of Series M AMPS, 2,020 shares of Series W AMPS, and 2,000 shares of Series Th AMPS.

                 Each Applicant issued its outstanding AMPS for purposes of investment leverage to augment the amount of investment capital available for use in the pursuit of its investment objectives. Through the use of leverage, each Applicant, similar to other closed-end funds in the industry, seeks to enhance the investment return available to the holders of its common shares by earning a rate of return (which includes the return obtained from securities that are purchased from the proceeds of AMPS offerings) that exceeds the dividend rate that the Applicant pays to the holders of the AMPS. Historically, each Applicant generally has achieved this goal of enhancing the return to its common shareholders by leveraging through the issuance of AMPS, the returns related to which were positive in the context of the amount of dividends paid to the holders of the AMPS at a market clearing rate, as described below.

                 Under each Applicant’s Statement of Preferences setting forth the terms and conditions of the AMPS (the “Statement of Preferences”),1 the holders of each Applicant’s AMPS are entitled to receive a stated liquidationpreference amount of $25,000 per share (plus any accumulated but unpaid dividends) in any liquidation, dissolution or winding up of the relevant Applicant before any distribution or payment to holders of the Applicant’s common shares. Dividends declared and payable on the AMPS have a similar priority over dividends declared and payable on the Applicant’s common shares. AMPS are perpetual securities and the Applicants are not required to redeem them as long as the Applicants meet certain asset coverage tests specified in the Statement of Preferences applicable to such AMPS. Each Applicant remains in compliance with all applicable asset coverage requirements, and the AMPS issued by each Applicant are redeemable at the Applicant’s option, provided that certain procedural provisions of the applicable Statement of Preferences are followed.

                 Under market conditions as they existed prior to February 2008, dividend rates on the AMPS for each dividend period (weekly or monthly) were set at the market clearing rate determined through an auction process maintained and administered by unaffiliated broker-dealers that brought together bidders, who sought to buy AMPS, and holders of AMPS, who sought to sell their AMPS. In the event of an imbalance of sell orders over bids for an Applicant’s AMPS for a given auction, the auction did not clear and no AMPS were purchased or sold, and the dividend payment rate over the next dividend period was set at a specified maximum applicable rate (the “Maximum Rate”), as provided in the applicable Statement of Preferences, and as disclosed by each Applicant in its offering documents. Under each Statement of Preferences, the Maximum Rate is determined by reference to a short-term market interest rate (such as LIBOR or a commercial paper rate). An unsuccessful auction is not a

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1  The Statement of Preferences for each Applicant is substantially identical.

default under the terms of either Statement of Preferences. In the case of a failed auction and pursuant to the applicable Statement of Preferences, each Applicant continues to pay dividends to all holders of its AMPS, but at the specified Maximum Rate rather than a market clearing rate. Prior to February 2008, the Maximum Rate had never been triggered due to failed auctions for either of the Applicants.

Auction Failures

                 Consistent with the broader market for auction rate preferred securities, beginning in February 2008, all Pioneer closed-end funds with auction rate preferred securities outstanding, including the Applicants, have experienced unsuccessful auctions due to an imbalance between buy and sell orders. As a result, the holders of auction rate preferred securities who desired to sell their shares at auction, including the holders of each Applicant’s outstanding AMPS, have been unable to do so for over a year. During this period when sales have not occurred, the holders have been receiving the Maximum Rate on the AMPS. The auction markets for AMPS issued by the Applicants are not currently functioning, and the Applicants believe that such auction markets are unlikely to return to normalcy. The Applicants also believe that a continuous and reliable secondary market for AMPS that would assure that holders of AMPS would receive the liquidation preference of $25,000 per share does not exist today.

The Effect of Auction Failures

                The history of the auction market for various auction rate securities, including those issued by municipalities and other registered closed-end investment companies, was that auction failures were virtually unheard of, and auctions generally provided readily available liquidity to holders for over twenty years.

                 Prior to the failure of the auction market, if retail investors did not purchase all of the auction rate securities tendered for sale at an auction, dealers would enter into the auction and purchase any excess auction rate securities to prevent the auction from failing. Dealers provided this liquidity using their own balance sheets, even though they had not entered into any agreements requiring them to do so. In 2008, many financial institutions were required to take substantial write-downs on investments held on their balance sheets due, in part, to the slowdown of the real estate market and the sub-prime mortgage crisis. As a result of these events and other pressures, the financial institutions that historically provided “back stop” liquidity for the AMPS auction market stopped participating in auction rate securities auctions in February 2008. After a few auctions failed (including some in which only a few auction rate securities were not purchased), substantially all the auction rate securities auctions soon thereafter failed. The Applicants believe that after the first auction rate securities auction failures, retail investors became increasingly concerned that they would not be able to sell their auction rate securities, and then sought to sell auction rate securities en masse, exacerbating the imbalance between buyers and sellers and making it increasingly unlikely that the auction markets could function normally.

                 The auction markets for auction rate securities of the kind issued by the Applicants are not currently functioning, and the Applicants believe that such auction markets are unlikely to return to normalcy. If any financial institution were to enter into an auction for auction rate securities as dealers had prior to February 2008, the current holders of AMPS may well attempt to sell their AMPS all at once. As there is no current mechanism that provides a financial institution with the ability to dispose of auction rate securities it acquires, the Applicants do not believe it is likely that any financial institution will attempt to provide liquidity to the current auction rate securities market. The Applicants also believe that an established secondary market for auction rate securities does not exist today that would assure that holders of AMPS would receive the liquidation preference of $25,000 per share. In the limited secondary market that has developed for auction rate securities, auction rate securities trade at a substantial discount.2

Because the auction process is no longer functioning and no established secondary market exists that would provide AMPS shareholders with the liquidation preference of $25,000 per share, there currently is no reliable mechanism for holders of auction rate securities, including the Applicants’ AMPS, to obtain liquidity. Prior to February 2008, the Maximum Rate has never been triggered due to failed auctions for AMPS.

Harm to Holders of Auction Rate Preferred Securities

Each Applicant’s registration statement and its disclosure documents disclosed, among other things, the possibility that the AMPS might not trade through the auction process and might be illiquid. Holders of auction rate preferred securities may have anticipated liquidity based on the history of the auction market (prior to February 2008) for various auction rate securities, including those issued by municipalities and registered closed-end investment companies, which previously had functioned normally. In light of this history, it may be reasonable to assume that the holders of auction rate preferred securities believed that these securities were highly liquid. In addition, since February of 2008, it has been reported that many retail investors were advised by their brokers and financial advisers that auction rate preferred securities were short-term and highly liquid, were an attractive alternative to other short-term investments because of their somewhat higher yield, and in many situations were the equivalent of cash.3 The Applicants understand that some brokers and financial advisers recommended that their customers invest

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2  The Applicants understand that the relatively limited secondary market trading that has occurred in auction rate preferred stock of closed-end funds since the failure of the auction markets has been conducted at significant discounts. See, e.g., Aaron Pressman, Auction-Rate Securities: How to Get Unstuck, Business Week, May 22, 2008.

3  We note that the Commission has entered into a number of settlements related to the sales of auction rate preferred securities in which it was alleged that misrepresentations occurred. See “Subsequent Developments” infra page 12.

their short-term cash balances in auction rate preferred securities of several different issuers, each with a scheduled weekly auction on a different day of the week, so that the customers would have ready access on any business day to a portion of their short-term cash portfolio. The majority of each Applicant’s AMPS are held of record in broker “street name” or other nominee accounts, and the Applicants therefore do not have specific knowledge of the identity of all of the beneficial owners of their AMPS. However, based on available information, the Applicants believe that it is likely that a majority of the AMPS that they issued were beneficially owned by retail investors.

Because the auction process is no longer functioning and no established secondary market exists that would provide AMPS shareholders with the liquidation preference of $25,000 per share, currently there is no reliable mechanism for holders of auction rate preferred securities, including the Applicants’ AMPS, to obtain liquidity. The Applicants believe that, industry-wide, the current lack of liquidity is causing distress for a substantial number of  auction rate preferred securities holders and is creating hardships for many investors. Some holders of auction rate preferred securities have said that they will have difficulty making college tuition payments, or paying their federal  and state taxes.4 Certain small companies that purchased these securities to manage cash on a short-term basis are unable to pay their bills and may file for bankruptcy as a result.5 The Applicants have received communications from holders of their AMPS who have been similarly adversely affected by the illiquidity of the AMPS. Some shareholders have reported that they need the proceeds from their AMPS to make tuition payments. Other shareholders have reported that they need the proceeds from their AMPS to purchase or refinance homes. More recently, the Applicants have heard from shareholders who

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4  See Jane J. Kim and Shefali Anand, Trapped by Market Turmoil: Some Fund Investors Are Locked In as Tax Time Nears, The Wall Street Journal, March 1, 2008 at B2.

5  See Rebecca Buckman, Freeze in Auction-Rate Finds Its Way to Silicon Valley, The Wall Street Journal, March 14, 2008, at C1.

have reported that they have needed to obtain loans to meet their cash needs and were forced to bear the borrowing costs associated with those loans.

Liquidity Solutions to Date for the Applicants

                 Pioneer Floating Rate Trust had outstanding AMPS in a total principal amount of approximately $234,500,000 as of December 31, 2007. Pioneer High Income Trust had outstanding AMPS in an aggregate principal amount of approximately $151,000,000 as of December 31, 2007. As of June 30, 2009, Pioneer Floating Rate Trust has redeemed approximately $52,050,000 (by aggregate liquidation preference) or 22.2% of its outstanding AMPS through proceeds generated by the sale of portfolio securities. The Board of Pioneer Floating Rate Trust approved the partial redemptions as a means of reducing the Fund’s leverage and improving its ability to meet asset coverage requirements. After these redemptions, Pioneer Floating Rate Trust has $182,450,000 (by aggregate liquidation preference) AMPS outstanding. Because the majority of Pioneer Floating Rate Trust’s AMPS are held of record in broker “street name” or other nominee accounts, the Fund does not know the number of beneficial owners of its AMPS whose AMPS have been redeemed.

Since February 2008, Pioneer has been considering alternative sources of leverage for the Applicants and monitoring the development of possible solutions for restoring liquidity to the holders of the AMPS. The Applicants are seeking the Order to facilitate possible borrowings by each Applicant and to provide each Applicant with the flexibility, at its option, to redeem its outstanding AMPS more quickly than currently is possible given market conditions.6 The temporary relief requested hereby will enhance the Applicants’ ability to provide a liquidity solution to the holders of their AMPS in the near term, while also seeking, over the slightly

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6  Certain lenders impose the 1940 Act’s 300% asset coverage restriction in their lending documents; however, the Applicants believe that if the Commission grants the relief requested, the lenders may follow the Commission’s lead in reducing their own asset coverage requirements.

longer term, a more permanent form of replacement leverage that complies in full with the asset coverage requirements of Section 18 of the 1940 Act.

Applicants are aware that certain market participants have developed preferred equity-based instruments to address the liquidity problems posed by the failure of the auction markets.7 Pioneer has had discussions with various market participants on behalf of the Applicants to pursue such an alternative. However, given the uncertainty and the current and continuing unsettled state of the securities and capital markets, it may take a significant amount of time for a substantial market to develop for such an alternative approach, especially in light of the market’s recent experience with the failure of the auction rate markets — markets which operated without a major problem for over twenty years. The Applicants continue to work toward a permanent solution which — in light of the lower asset coverage provisions of Section 18(a)(2) of the 1940 Act — ideally will be an equity-based solution, but in the interim, the Applicants are pursuing more immediate relief for their AMPS holders who have been unable to sell their AMPS at auction since February 2008.

Refinancing Alternatives

Each Applicant’s Board has evaluated the effect of the Applicant paying dividends on its AMPS at the Maximum Rate and has asked Pioneer to evaluate alternatives to refinance the AMPS. Since February 2008, Pioneer has evaluated a number of alternatives, including the possibility of refinancing the outstanding AMPS with bank loans. In the event that an Applicant’s Board determines to refinance the AMPS with bank loans and one or more lenders are willing to provide such bank financing, Applicants are concerned that they could be

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7  See Eaton Vance Management, No-Action Letter (June 13, 2008) (no-action relief granted for the sale of a remarketed preferred stock share coupled with a liquidity put).

prohibited from redeeming all of their outstanding AMPS should there not be 300% asset coverage after full redemption of the AMPS.

The Applicants are aware that certain market participants are beginning to develop potential preferred equity-based instruments to replace AMPS as a form of leverage.8 However, given the uncertainty and the current and continuing unsettled state of the securities and capital markets, it is not possible to predict whether there will be an equity-based alternative sufficiently viable in the near term. The Applicants believe that even if such an alternate financing structure is created, it will take the markets a significant amount of time to implement such an alternative approach, especially in light of the market’s recent experience with the failure of the auction rate markets.

The Applicants therefore are seeking the Order to facilitate future borrowing by each Applicant to redeem its AMPS that remain outstanding. Upon expiration of the Exemption Period, each Applicant will have asset coverage of at least 300% for each class of senior security representing indebtedness.

Subsequent Developments

Applicants are aware that the Commission has announced settlements with various broker-dealers, including Citi Global Markets Inc. (August 7, 2008), UBS Securities and UBS Financial Services, Inc. (August 8, 2008), Wachovia Securities, LLC and Wachovia Capital Markets, LLC (August 15, 2008), Merrill Lynch, Pierce, Fenner & Smith, Inc. (August 22, 2008) and RBC Capital Markets Corp., Bank of America Securities LLC and Banc of America Investment Services (October 8, 2008), pursuant to which these broker-dealers have agreed to repurchase and refund the purchase price of, auction rate securities that they sold to certain retail

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8  See id.

investors, small business and charities. Certain of these broker-dealers also have agreed to repurchase auction rate preferred securities from certain institutional customers.

Applicants believe that, although these settlements make great strides towards providing liquidity to investors, they do not resolve all of the problems that are facing the holders of the Applicants’ AMPS. First, the settlements are not universal and do not cover all of the broker-dealers that sold the Applicants’ AMPS, or investors that hold those AMPS in street name. As a result, there are investors who are not covered by the settlements. Second, the settlements do not address the immediate liquidity needs of corporations that do not qualify as “small businesses.” Under the terms of the settlements, those investors would continue to hold illiquid AMPS. The Applicants believe that relief is still necessary to provide liquidity to those shareholders. Finally, given the tremendous stresses that presently are placed upon the credit markets, the Applicants believe that it is in the public interest to permit the Applicants to redeem their AMPS so as to provide the holders of their AMPS with needed liquidity. The Applicants currently have no plans specifically to redeem AMPS for financial institutions that purchased them pursuant to settlements with the Commission, but their AMPS may be redeemed in the course of any future AMPS redemptions. Redemptions by the Applicants of all of the shares in a series of AMPS and partial redemptions, since they are required by the applicable Applicant’s charter to be made pro rata, may in the past have included, and would in the future include, the purchase by the Applicants of any AMPS purchased by broker-dealers pursuant to the settlements described above.

The majority of each Applicant’s AMPS are held of record in broker “street name” or other nominee accounts, and the Applicants therefore do not know the identity of all of the beneficial owners of their AMPS. However, at the time of the auction failures in February 2008 and based on available information, the Applicants believe that the majority of their AMPS were owned by retail investors. Many of the larger financial institutions through which retail investors hold their AMPS have instituted buy-back programs (either voluntarily or in the most cases as a result of settlement decrees with regulators). However, the Applicants believe that AMPS continue to be held by retail investors through brokers or other financial institutions that have not instituted such buy-back programs. The Applicants are not in a position to know the identity of shareholders whose AMPS have been, or will in the future be, redeemed in any redemption. As a result, the Applicants have no information whether they have redeemed or, in the case of a less than 100% redemption, will redeem AMPS from financial firms that purchased or will purchase AMPS pursuant to buy-back programs. For a fund redeeming less than all of its outstanding AMPS, the fund redeems AMPS on a pro rata basis by series. The Depository Trust Company (“DTC”), the AMPS’ holder of record, determines through an impartial lottery system how a partial redemption is allocated among each participant broker-dealer account, with no input from the fund. Each participant broker-dealer, as nominee for underlying beneficial owners (street name shareholders and perhaps on its own behalf for its proprietary holdings), in turn determines how redeemed shares are allocated among the underlying beneficial owners. The procedures used by different broker-dealer firms to allocate redeemed shares among beneficial owners may differ from each other as well as from the procedures used by DTC.

Requested Relief

Under Section 18(a)(1), any class of senior security of a closed-end investment company that represents an indebtedness must have, immediately after its issuance or sale, an asset coverage of at least 300%, with provision made generally to prohibit declarations of dividends or distributions on the company’s stock or the repurchase of stock unless the 300% asset coverage is maintained, except that dividends may be declared upon the company’s preferred stock if the indebtedness has asset coverage of at least 200% at the time of declaration, after deducting the amount of the dividend. For the reasons stated above, the Applicants request that the Commission issue an Order permitting each Applicant to incur post-Order debt to redeem AMPS that were issued prior to February 1, 2008 and outstanding at the time of the borrowing, and refinance that post-Order debt, subject, on a temporary basis, to the 200% asset coverage requirement that applies to the Applicants’ existing AMPS, rather than the 300% asset coverage requirement that would apply ordinarily to indebtedness. In addition, the Applicants request a temporary exemption from Section 18(a)(1)(B) of the 1940 Act so that each Applicant may, in connection with the borrowing and refinancing of post-Order debt referred to above and to the extent that compliance with Section 18(a)(1)(B) is not excused in the circumstances by Section 18(g) of the 1940 Act9, make provision to prohibit the declaration of dividends or distributions and the purchase of its capital stock (including its AMPS) unless, at the time of any declaration or purchase and after deducting the amount of such dividend, distribution or purchase price, it meets the 200% asset coverage requirement that applies in respect of the Applicant’s existing AMPS, rather than the asset coverage of 300% ordinarily required.10 Each Applicant’s Board, in determining to seek this relief, considered, among other things, information regarding the plight of the holders of the Applicant’s AMPS, information regarding the benefits of existing leverage to the holders of the Applicants’ common shares, Pioneer’s views of the potential availability of appropriate debt financing and the anticipated cost thereof and the potential to issue alternate forms of senior securities that are equity-based, as described above.

The Applicants seek the requested relief on a temporary basis, only during the Exemption Period. Each Applicant that borrows in reliance on the Order proposes that it would either pay down or refinance the post-Order debt within the Exemption Period to the extent necessary so that, upon expiration of the Exemption Period and thereafter, it would comply with the applicable asset coverage requirements (200% for equity or 300% for debt under Section 18 of

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9  Section 18(g) of the 1940 Act provides, among other things, that a promissory note or other evidence of indebtedness issued in consideration of any loan, extension or renewal thereof, made by a bank or other person and privately arranged, and not intended to be publicly distributed, is not a “senior security” for purposes of Section 18 (a)(1)(B).

10  Except as permitted under the requested Order, if issued, the Applicants would meet all of the asset coverage requirements of Section 18(a) of the 1940 Act during the Exemption Period.

the 1940 Act). Except as provided in the Order, the Applicants will continue to meet all of the asset coverage requirements of Section 18(a) of the 1940 Act.

The Applicants submit that the Exemption Period is an appropriate period of time for the proposed temporary relief from Sections 18(a)(1)(A) and 18(a)(1)(B). Because of the limited availability of debt financing in the current, severely constrained capital markets, the Applicants believe that the negotiation, execution and closing of a borrowing transaction to replace the AMPS, if it can be effected, might take several months following the Order Date. The Applicants also believe that the gradual reduction of any leverage through the use of proceeds of any common share issuances, or the development by the industry of an alternative form of preferred stock that provides liquidity at liquidation value also might take several months, if at all, after the Order Date. It is not possible to predict when, or if, the securities and capital markets will return to conditions that would enable the Applicants to achieve compliance with applicable asset coverage requirements in the absence of the Order, consistent with the best interests of the Applicants and their common shareholders. In light of these factors, and given the continuing unsettled state of the securities and capital markets, which makes it impossible to establish a precise schedule for consummating capital markets transactions, the Applicants believe that the Exemption Period is reasonable and appropriate. In addition, the Exemption Period provides each Applicant with sufficient time to reduce any leverage in an orderly manner through sale of portfolio holdings to the extent that it is unable to reduce any leverage through: (1) the use of proceeds of the issuance of common shares, if any; (2) the issuance of an alternative form of preferred stock that provides liquidity at liquidation value; or (3) the growth of assets under management in an amount sufficient to bring the Applicant’s asset coverage into compliance with Section 18(a).

Any replacement of the existing AMPS with post-Order debt, if approved by the Board of an Applicant, would be expected to be favorable to both the holders of common shares and AMPS issued by the Applicant. If approved by the Board, any replacement of the existing

AMPS with post-Order debt potentially would provide liquidity to all of an Applicant’s current AMPS shareholders. Furthermore, although there can be no certainty regarding financing costs under future market conditions, any replacement also could be expected to benefit the common shareholders to the extent that the debt, over time, is a lower cost form of leverage than the cost of the existing AMPS based on the Maximum Rate. Applicants also contendthat the proposal would avoid any need for a forced deleveraging, which likely would be detrimental to common shareholders.

In considering any proposed incurrence of post-Order debt to replace the AMPS, the Applicants will consider the interests of the holders of both the common shares and AMPS and weigh carefully the benefits and costs of the proposals to the common shareholders and the AMPS shareholders.11 As with any decision to incur, maintain, replace, reduce or eliminate leverage in a closed-end investment company, each Applicant will consider in connection with any new borrowing, among other things, the expected costs of the post-Order debt, the availability and terms of financing (including matters such as fees and lenders’ requirements related to the grant of a security interest in all or a portion of an Applicant’s assets), credit market conditions, and the investment return expected to be potentially available on portfolio assets that have been or may be acquired using leverage (all of which are generally highly unpredictable and may vary significantly from one point in time to another).

Each Applicant also will consider any alternative courses of action that, in its view, might be in the best interests of its common shareholders and its AMPS shareholders.

The Board of an Applicant that borrows in reliance on the Order will receive and review, no less frequently than quarterly during the Exemption Period, detailed progress reports prepared

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11  The Applicants do not believe that the proposed borrowings will require a change to their fundamental investment policies that would require a shareholder vote.

by management (or other parties selected by the trustees who are not “interested persons” (as defined in Section 2(a)(19) of the 1940 Act) (“Independent Trustees”)) regarding and assessing the efforts that the Applicant has undertaken, and the progress that the Applicant has made, towards achieving compliance with the appropriate asset coverage requirements under Section 18 by the expiration of the Exemption Period. The regular meetings of the Board of any such Applicant, until such time as compliance with such asset coverage requirements has been achieved, will include time for the presentation and discussion of such reports and of the progress that such Applicant has made towards achieving compliance with the asset coverage requirements. To the extent that the Board deems appropriate, these matters also will be scheduled for discussion at other meetings of the Board or relevant committees thereof, and during executive sessions of the Independent Trustees.

III. APPLICABLE LAW AND ANALYSIS

Applicable Law

Section 18(a)(1)(A) of the 1940 Act provides that it shall be unlawful for any registered closed-end company to issue any class of senior security, or to sell such security of which it is the issuer, unless, if such class of senior security represents an indebtedness, immediatelyafter such issuance or sale, it will have an asset coverage of at least 300 per centum.

Section 18(a)(2)(A) of the 1940 Act provides that shall be unlawful for any registered closed-end company to issue any class of senior security, or to sell any such security of which it is the issuer, unless, if such class of senior security is a stock, immediately after such issuance or sale it will have an asset coverage of at least 200 per centum.

Section 18(a)(1)(B) of the 1940 Act provides that it shall be unlawful for any registered closed-end company to issue any class of senior security, or to sell any such security of which it is the issuer, that represents an indebtedness unless provision is made to prohibit the declaration of any dividend (except a dividend payable in stock of the issuer) or the declaration of any other distribution, upon any class of the capital stock of such investment company, or the purchase of any such capital stock, unless, in every such case, such class of senior security has at the time of the declaration of any such dividend or distribution or at the time of any such purchase an asset coverage of at least 300 per centum after deducting the amount of the dividend, distribution, or purchase price, as the case may be, except that dividends may be declared on any preferred stock if the senior security representing indebtedness has an asset coverage of at least 200 per centum at the time of declaration after deducting the amount of the dividend.

Section 18(a)(2)(B) of the 1940 Act provides that it shall be unlawful for any registered closed-end company to issue any class of senior security, or to sell any such security of which it is the issuer, unless, if such class of senior security is a stock, provision is made to prohibit the declaration of any dividend (except a dividend payable in common stock of the issuer), or the declaration of any other distribution, upon the common stock of such investment company, or the purchase of any such common stock, unless in every such case such class of senior security has at the time of the declaration of any such dividend or distribution or at the time of any such purchase an asset coverage of at least 200 per centum after deducting the amount of the dividend, distribution or purchase price, as the case may be.

Section 18(g) of the 1940 Act provides, among other things, that “senior security,” for purposes of Section 18(a)(1)(B), does not include any promissory note or other evidence of indebtedness issued in consideration of any loan, extension or renewal thereof, made by a bank or other person and privately arranged, and not intended to be publicly distributed.

Section 18(h) of the 1940 Act defines “asset coverage” of a class of senior security representing an indebtedness of an issuer to mean the ratio which the value of the total assets of such issuer, less all liabilities and indebtedness not represented by senior securities, bears to the aggregate amount of senior securities representing indebtedness of such issuer. Section 18(h) of the 1940 Act defines “asset coverage” of a class of senior security of an issuer which is a stock to mean the ratio which the value of the total assets of such issuer, less all liabilities and indebtedness not represented by senior securities, bears to the aggregate amount of senior securities representing indebtedness of such issuer plus the aggregate of the involuntary liquidation preference of such class of senior security which is a stock. The involuntary liquidation preference of a class of senior security which is a stock is deemed to mean the amount to which such class of senior security would be entitled on involuntary liquidation of the issuer in preference to a security junior to it.

Section 6(c) of the 1940 Act provides, in part, that the Commission, by order upon application, may conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provision of the 1940 Act, if and to the extent necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. The Applicants submit that the request herein for the exemptive temporary relief meets the standards of Section 6(c).

Temporary Exemptive Relief is Necessary, Appropriate and in the Public Interest

                The Applicants believe that the requested temporary exemptive relief is necessary, appropriate and in the public interest because, as noted above in Section II under the heading Harm to Holders of Auction Rate Preferred Securities, the illiquidity of auction rate preferred securities, including the Applicants’ AMPS, is posing urgent, and in some cases severe, financial hardships on their holders. Any replacement of the AMPS with debt, if approved by the Board of an Applicant, would provide liquidity for the Applicant’s AMPS shareholders, while the Applicant continues its diligent efforts to obtain a more permanent form of financing that fully complies with the asset coverage requirements of Section 18 of the 1940 Act. In addition, the Order would permit each Applicant to continue to provide its common shareholders with the potential for enhanced returns that leverage may provide, without disrupting the declaration of the dividends or other distributions the Applicant historically has made with respect to its common shares12 and help to avoid the potential harm to the common shareholders that could result if the Applicant were to deleverage its portfolio in the current difficult market environment. If it were to deleverage its portfolio, an Applicant may be forced to sell portfolio holdings into a market that may be characterized by an excess of sellers relative to buyers and a consequent lack of liquidity, resulting in the Applicant being able to sell portfolio securities for far less than their current intrinsic worth. Deleveraging potentially may further disadvantage an Applicant’s common shareholders by reducing their potential investment returns and causing them to incur transaction costs and perhaps recognize capital gains, which, in turn, may reduce the market price of the common shares. In determining that develeraging would not be appropriate under current market conditions, Pioneer considered the following factors, among others:

•	Its detailed knowledge, based on its long experience of managing portfolios of investments of the kinds held by the Applicants, of the market for these investments.

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12  The Applicants believe that their common shareholders expect regular distributions. Each of the Applicants has declared and paid dividends on its common shares since shortly after commencing operations. In addition, for the Applicants to continue to qualify as regulated investment companies under the Internal Revenue Code of 1986, as amended, and to receive favorable tax treatment thereunder, it is necessary, among other things, for each Applicant to distribute at least 90 percent of its investment company taxable income and net tax-exempt interest income (if any) during each taxable year.

By permitting each Applicant to declare dividends and distributions, on a temporary basis, subject to a 200% asset coverage requirement under Section 18(a)(1)(B), it is expected that the Applicant will be able to refinance AMPS as described in this Application without putting at risk the Applicant’s ability to maintain its status as a regulated investment company.

It is possible that, in connection with a borrowing incurred to refinance outstanding AMPS, the Applicants will issue a senior security constituting indebtedness that is in consideration of a loan, made by a bank or other person and privately arranged, and not intended to be publicly distributed. Under Section 18(g), such a borrowing would not require the Applicants to make the provision referred to in Section 18(a)(1)(B). However, the Applicants cannot rule out the possibility that they will incur borrowings that do not meet the Section 18(g) criteria, and are thus requesting relief from Section 18(a)(1)(B).

•

The difficulty, in the current markets, in selling many of the portfolio securities the Applicants hold without sustaining considerable losses. Each of the Applicants invests a portion of its assets in either senior secured loans or preferred securities, which are two sectors that have seen significant increased volatility in recent periods. The Applicants have had difficulty selling floating rate senior secured loans at acceptable prices, due to the reduced liquidity in the market for these loans. Similarly, the Applicants invest in preferred securities, whose issuers are primarily in the financial services sector, and have faced illiquidity in that market due to the volatility in that sector. The recent and continuing downturn in economic activity has adversely affected the global markets, both for debt and equity, and Pioneer believes that the reduced liquidity of the Applicants’ portfolio securities has resulted in substantial part from the inability or unwillingness of traditional market makers to continue to make a market in these securities, as a result, in part, of the market makers’ own impaired capital positions. Selling portfolio securities would be disadvantageous to the Applicants where the markets for such securities have become severely limited.

•

The potential adverse effect that deleveraging would have on the net income that the Applicants earn for the benefit of their common shareholders, given the current positive spread between the portfolio return that the Applicants can earn and the cost of leverage.

Each Applicant’s redemption of its outstanding AMPS with the proceeds of post-Order debt under the Order would be subject to the negotiation by the Applicant of one or more agreements with acceptable counterparties and approval of such arrangements by the Applicant’s Board, among other factors. The Applicants can provide no assurance that, if the Commission grants the Order, either Applicant will be able to obtain financing for post-Order debt to redeem any of its AMPS.

The Applicants submit that the current state of the credit markets, which has affected auction rate preferred securities of all types, including the Applicants’ AMPS, is an historic event of unusual severity and requires a creative and flexible response on the part of both the private and public sectors. The Applicants believe that these issues have created an urgent need for limited, quick, thoughtful and responsive solutions and believe that the requested temporary relief is necessary, appropriate and in the public interest.

Temporary Exemptive Relief is Consistent with the Protection of Investors and the Purposes Fairly Intended by the Policy and Provisions of the 1940 Act (and Section 18 in Particular)

The 1940 Act was adopted following a series of reports regarding investment trusts and investment companies prepared by the Commission at the direction of Congress, and extensive Congressional hearings. In Section 1(b) of the 1940 Act, Congress declared that the national public interest and the interest of investors are adversely affected by eight specifically enumerated business practices of investment companies and their operators, several of which apparently relate to the capital structure of investment companies. These include:

“(2) when investment companies are organized, operated, managed, or their portfolio securities are selected . . . in the interest of special classes of their security holders, . . . rather than in the interest of all classes of such companies’ security holders;

“(3) when investment companies issue securities containing inequitable or discriminatory provisions, or fail to protect the preferences and privileges of the holders of their outstanding securities;

“(4) when the control of investment companies is unduly concentrated through pyramiding or inequitable methods of control, or is inequitably distributed . . .;

* * *

“(7) when investment companies by excessive borrowing and the issuance of excessive amounts of senior securities increase unduly the speculative character of their junior securities; or

“(8) when investment companies operate without adequate assets or reserves.”

In The Regulation of Money Managers, Professor Tamar Frankel summarizes the extensive record of Congressional concerns relating to investment company capital structures that emerged from the hearings that led to the adoption  of the 1940 Act:

Congressional hearings in 1940 revealed that some investment companies borrowed heavily from the public without adequate assets and reserves. The companies’ capital structures were very complex, composed of many classes of securities with various dividends, and liquidation and voting rights. Furthermore, before 1940, investment companies were free to borrow funds for securities speculation, whereas broker dealers were restricted in the extent to which they could provide loans for customers to finance securities transactions. The unequal regulation of investment companies and broker dealers in securing loans for securities transactions was not justified. The economic effect of borrowing by investment companies was similar to the economic effect of borrowing by broker dealers’ customers. Both use the loans to trade in securities. Furthermore, the existence of senior securities conflicted with the theory of mutuality of risk, which provided one of the justifications for investment company utility. In addition, senior securities gave the misleading impression of safety from risk and increased the speculative nature of both the common stock and senior securities.

Complex capital structures induced controlling common stockholders to invest in risky securities to produce income necessary to cover the high cost of money: this complexity enabled insiders to manipulate the allocation of expenses and profits among the various companies; it facilitated control without equity investment or any other investment; and it made it difficult for investors to value the securities of investment companies. Section 18 was designed to ameliorate these problems.

The original bill flatly prohibited investment companies from issuing and selling senior securities. After extensive hearings, a minor exception was given to open-end investment companies, and a few exceptions were carved out for closed-end investment companies and face-amount certificate companies.

Tamar Frankel, The Regulation of Money Managers, §21.05 (2d ed. 2008) (citations omitted).13

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13  Despite the abundance of information and commentary regarding the abuses that prompted Congress to adopt Section 18 of the 1940 Act, the record is quite sparse as to the reason for the differential levels of asset coverage provided for closed-end fund senior securities that represent, respectively, indebtedness (300%) and stock (200%). Professor Frankel cites testimony from David Schenker at a 1940 Senate hearing to the effect that debentures should be protected because they sacrifice return for security of investment. Hearings on S. 3580 Before a Subcommittee of the Senate Committee on Banking and Currency, 76th Cong. 1116-17 (1940). If a closed-end fund chooses to exercise its ability to issue both debt and preferred equity, a higher level of protection against the risk of default should be afforded to the debt than to the preferred stock. But protection of that kind is provided automatically by the fact that the debt ranks senior in the capital structure to any outstanding preferred stock.

Reviewing the requested temporary exemptive relief for the Applicants in light of the foregoing recitation of policy concerns leads to the conclusion that in these unique, exigent circumstances the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act would be served by granting a limited exemption permitting the use of post-Order debt proceeds to redeem AMPS while subjecting that debt to the same 200% minimum asset coverage as currently applies to the AMPS.14 Specifically:

1.

In the view of each Applicant’s Board, including the Applicant’s Independent Trustees, as explained above, the interests of both classes of the Applicant’s current investors would be expected to be well served by the proposal if a refinancing of the AMPS is approved by the Board — the AMPS shareholders because they would achieve the liquidity that the market currently cannot provide, as well as full recovery of the liquidation value of their shares, and the common shareholders because (1) the Applicant’s potential for enhanced distributions and returns would be improved to the extent that the cost of the new form of leverage is, over time, lower than that of the total cost of AMPS based on their Maximum Rates without disruption to the declarations of dividends and other distributions

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14  The Small Business Investment Incentive Act of 1980 (the “1980 Act”) made the same accommodation when it amended the 1940 Act to impose a lower level of asset coverage for debt to 200% for business development companies (“BDCs”). See 15 U.S.C. §80a-61(a)(1) (2000). The legislative history of the 1980 Act indicates that Congress considered the “special needs of such companies, while at the same time preserving important investor protections.” (H. R. Rep. No. 96-1341, at 4804 (1980)). One of the “special needs” that may have led Congress to allow BDCs to issue debt with only 200% asset coverage is that the securities they purchase are “not readily marketable” and “are illiquid and may remain so for several years.” (Reginald L.. Thomas and Paul F. Roye, Regulation of Business Development Companies under the Investment Company Act, 55 S. Cal. L. Rev. 895, 904, 905 (1982)).

that common shareholders may expect and (2) the potential adverse consequences of deleveraging would be avoided.

2.

Any proposed borrowing would be obtained from banks (as defined in Section 2(a)(5) of the 1940 Act), insurance companies (as defined in Section 2(a)(17) of the 1940 Act) or qualified institutional buyers (as defined in Rule 144(a)(l) under the Securities Act of 1933, as amended) that would be willing to make loans on the basis of asset coverage of 200% or greater, (b) capable of assessing the risk associated with the transactions and (c) capable of determining what limitations, if any, they wished to impose upon the payment of dividends to the common shareholders or to impose on the redemption of the capital stock of the Applicant; such lenders would not need the additional protection that Congress might have believed retail purchasers of investment company debentures in 1940 required or expected.

3.

The proposed liquidity solution does not “fail to protect the preferences and privileges of the holders of [an Applicant’s] outstanding securities” (1940 Act Section 1(b)(3)); the redemption of the existing AMPS would be effected in full accordance with the relevant provisions of the Applicant’s Statement of Preferences relating to the terms, rights, preferences and privileges of the Applicant’s AMPS.[15] The 200% asset coverage requirement applicable to the declaration of dividends or distributions and the repurchase of an Applicant’s

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15  Any Applicant that has debt outstanding, at the time of any borrowing by such Applicant in reliance on the Order, will obtain any consents to such borrowing that may be required under the terms of any such outstanding debt.

capital stock, including AMPS, would limit the ability of the common shareholders to obtain assets of the Applicant to the detriment of the debt holders in accordance with the underlying purposes of Section 18(a)(1)(B) of the 1940 Act. In addition, all the lenders who participate in the borrowings will be sophisticated institutional parties that are capable of weighing the risks inherent in such lowered asset coverage limits. The common shareholders would continue to have the same rights and preferences that they always have had; after the AMPS have been redeemed, the total amount of leverage and claim on dividends will be the same as it was when the Applicant’s capital structure was comprised of AMPS and common shares.

4.

The proposed liquidity solution would not “by excessive borrowing and the issuance of excessive amounts of senior securities increase unduly the speculative character of [an Applicant’s] junior securities” (1940 Act Section 1(b)(7)). Neither Applicant would be more highly leveraged if it replaces the existing AMPS with post-Order debt, and so there would be no increase in the risk to the common shareholders other than the risk that the borrowing cannot be refinanced on favorable terms when it matures.[16] The Applicants note that the proposed

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16  The Applicants acknowledge that the perpetual nature of the AMPS makes them in that respect a more attractive source of leverage than borrowing, which by its terms must be repaid or refinanced at or before a stated maturity date. The Applicants further acknowledge that managing any portfolio that relies on borrowing for leverage entails the risk that, when the borrowing matures and must be repaid or refinanced, an economically attractive form of replacement leverage may not be available in the capital markets. For that reason, any portfolio that relies on borrowing for leverage is subject to the risk that it may have to deleverage. As explained above, depending upon the circumstances, deleveraging could be disadvantageous to the holders of the leveraged portfolio’s common equity, insofar as it may disrupt portfolio management, reduce portfolio investment returns and potentially reduce the value of the common shares.

liquidity solution is temporary and that the Applicants would be in compliance with the relevant asset coverage requirements by the end of the Exemptive Period. Accordingly, to the extent the 1940 Act’s asset coverage requirements were designed to limit leverage because of its potential to magnify losses as well as gains, the proposed liquidity solution would not unduly increase the speculative nature of an Applicant’s common shares because the relief is temporary, and the Applicant would be no more highly leveraged if it replaces the existing AMPS with borrowing.

5.

The proposed liquidity solution would not make the Applicants’ capital structure more complex, opaque or hard to understand. Each Applicant that fully replaces its currently outstanding AMPS with senior securities representing indebtedness would, as a result, have two classes of outstanding securities, one senior and one junior, as was the case prior to the Applicant’s redemption of its AMPS.

6.

The proposed liquidity solution would not result in undue concentration of the control of investment companies through “pyramiding,” or inequitable methods or distribution of control (1940 Act Section 1(b)(4)).[17] The Order would not apply to an Applicant’s obligations under Section 12(d)(1) of the 1940 Act, and as such the pyramiding of control that was typically present with complex capital

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17  It appears that, prior to the adoption of the 1940 Act, voting power in many investment companies was concentrated in the hands of insiders who held the only voting shares in complex, multi-layered capital structures. See Hearings on S. 3580 before a Subcommittee of the Senate Committee on Banking and Currency, 76th Cong. 238-9 (1940) (testimony of David Schenker, Chief Counsel, Investment Trust Study). One of the reasons for limiting the amount and complexity of closed-end fund capital structures was to eliminate the possibility that (absent default on a senior security) voting control would rest other than with the common shareholders. See id. at 238 42.

structures prior to the enactment of the 1940 Act would not be present, or possible.

7)

The proposed liquidity solution would not result in an Applicant’s maintaining a lower level of reserves, in relation to the amount of its outstanding obligations to senior security holders, than it has historically been required to maintain (1940 Act Section 1(b)(8)).

For the aforementioned reasons, the Applicants believe that the request for the Applicants to be allowed to substitute on a temporary basis a 200% asset coverage requirement for the 300% asset coverage requirement, in the present, exigent circumstances, readily meets the standards for exemption under Section 6(c) of the 1940 Act. The Applicants also believe that the requested temporary relief from Sections 18(a)(1)(A) and 18(a)(l)(B) is necessary, appropriate and in the public interest and that the temporary requested relief is consistent with the protection of investors and the purposes intended by the policy and provisions of Section 18 of the 1940 Act. The Applicants believe that the proposed liquidity solution requires relatively minimal Commission action, yet would produce a material benefit to investors.

IV. CONDITIONS

The Applicants agree that any order of the Commission granting the requested relief shall be subject to the following conditions:

1.

Each Applicant that borrows subject to 200% asset coverage under the Order will do so only if such Applicant’s Board, including a majority of the Independent Trustees, shall have determined that such borrowing is in the best interests of such Applicant, its common shareholders and its AMPS shareholders. Each Applicant shall make and preserve for a period of not less than six years from the date of such determination, the first two years in an easily accessible place, minutes specifically describing the deliberations by the Board and the information and documents supporting those deliberations, the factors considered by the Board in connection with such determination, and the basis of such determination.

2.	Upon expiration of the Exemption Period, each Applicant will have asset coverage of at least 300% for each class of senior security representing indebtedness.
3.

The Board of an Applicant that has borrowed in reliance on the Order shall receive and review, no less frequently than quarterly during the Exemption Period, detailed progress reports prepared by management (or other parties selected by the Independent Trustees) regarding and assessing the efforts that the Applicant has undertaken, and the progress that the Applicant has made, towards achieving compliance with the appropriate asset coverage requirements under Section 18 by the expiration of the Exemption Period. The Board, including a majority of the Independent Trustees, will make such adjustments as it deems necessary or appropriate to ensure that the Applicant comes into compliance with Section 18 of the 1940 Act within a reasonable period of time, not to exceed the expiration of the Exemption Period. Each Applicant will make and preserve minutes describing these reports and the Board’s review, including copies of such reports and all other information provided to or relied upon by the Board, for a period of not less than six years, the first two years in an easily accessible place.

V. PRECEDENT FOR RELIEF

The relief sought is substantially similar to that recently granted to Eaton Vance Floating Rate Income Trust, et al., SEC Release No. IC-28431, File No. 812-13540 (October 2, 2008) (notice) and IC-28464, 812-13540 (October 23, 2008) (order); Calamos Convertible Opportunities and Income Fund, et al., SEC Release No. IC-28603, File No. 812-13552 (January 14, 2009) (notice) and IC-28615, 812-13552 (February 10, 2009) (order); Cohen & Steers

Advantage Income Realty Fund, et al., SEC Release No. IC-28721; File No. 812-13594 (May 8, 2009) (notice) and IC-28753, 812-13594 (June 1, 2009) (order); and Flaherty & Crumrine Preferred Income Fund Incorporated, et al., SEC Release No. IC-28722, File No. 812-13598 (May 8, 2009) (notice) and IC-28754, 812-13598 (June 1, 2009) (order) . In Eaton Vance, the Commission issued an order under Section 6(c) of the 1940 Act exempting certain closed-end management investment companies from Sections 18(a)(1)(A) and (B) of the 1940 Act. The order permits for a period of two years immediately following the date of the order, subject to asset coverage of 200% (ordinarily applicable to senior securities that are stock), (1) to issue a class of senior securities representing indebtedness and to redeem their issued and outstanding auction preferred shares, and (2) to declare dividends and or other distributions on their capital stock. The order granted by the Commission in each of Calamos, Cohen & Steers and Flaherty & Crumrine is substantially similar to the order granted in Eaton Vance, except that the order in each of Calamos, Cohen & Steers and Flaherty & Crumrine is granted for a period from the date of the order until October 31, 2010.

VI. ADDITIONAL INFORMATION

Pursuant to Rule 0-2(f) under the Act, Applicants state that their address is as indicated on the first page of this Application. Applicants further state that all communications concerning this application should be directed to Dorothy E. Bourassa, General Counsel, Pioneer Investment Management, Inc., 60 State Street, Boston, Massachusetts 02109-1820, with a copy to Roger P. Joseph, Esq., Bingham McCutchen LLP, One Federal Street, Boston, Massachusetts 02110-1726.

Pursuant to Rule 0-2(c)(1) under the Act, each Applicant hereby represents that all requirements for the execution and filing of this Application on behalf of Applicants have been complied with in accordance with the Agreement and Declaration of Trust and By-Laws of the Applicants, and the undersigned officer of the Applicants is fully authorized to execute this Application and any further amendments thereto. The Applicants have adopted the resolutions attached as Exhibit A authorizing the filing of the application. The Verification required by Rule 0-2(d) under the Act is attached as Exhibit B.

SIGNATURES

Each of the investment companies listed below has caused this Application to be duly executed on its behalf this 24th day of August, 2009.

Pioneer Floating Rate Trust

Pioneer High Income Trust

By:/s/ Dorothy E. Bourassa

Name: Dorothy E. Bourassa

Title:	Secretary

___________________________________________________________________________

EXHIBITS

___________________________________________________________________________

Exhibit A — Certification of Authorization

Exhibit B — Verification

EXHIBIT A

CERTIFICATION OF AUTHORIZATION

The undersigned hereby certifies that she is Secretary of each of Pioneer Floating Rate Trust and Pioneer High Income Trust and further certifies that the following resolutions were duly adopted by each of their Boards on November 11, 2008, and are still in full force and effect.

RESOLVED, that the President, any Vice President, the Treasurer, the Secretary, and any Assistant Secretary of each of Pioneer Floating Rate Trust and Pioneer High Income Trust (each a “Fund”) be, and each of them acting singly hereby is, authorized, in the name and on behalf of each Fund, to prepare, execute and file with the Securities and Exchange Commission an application or applications and any exhibits and amendments thereto (the “Application”) for each Fund and other investment companies pursuant to Sections 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) for an order granting an exemption from the provisions of Section 18(a)(1) of the 1940 Act, including the asset coverage requirements set forth therein, and any other sections of the 1940 Act and the rules thereunder, as any such officer of the Fund shall deem necessary of appropriate to conduct the Fund’s business.

FURTHER RESOLVED, that the President, any Vice President, the Treasurer, the Secretary and any Assistant Secretary of each Fund be, and each of them acting singly hereby is, authorized to execute and cause to be

A-1

filed the Application and to take such further actions and execute and file such further amendments or other documents as may be necessary, desirable or appropriate to the implementation and performance of the preceding resolution and the matters contemplated therein, their execution thereof to be conclusive evidence of such approval.

IN WITNESS WHEREOF, I have hereunto set my hand, this 24th day of August, 2009.

/s/ Dorothy E. Bourassa

Dorothy E. Bourassa

Secretary

A-2

EXHIBIT B

VERIFICATION

The undersigned states that she has duly executed the attached Application dated August 24, 2009 for and on behalf of each of Pioneer Floating Rate Trust and Pioneer High Income Trust (the “Pioneer Funds”); that she is the Secretary of the Pioneer Funds; and that all actions by shareholders, trustees, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. The undersigned further states that she is familiar with the instrument, and the contents thereof, and that the facts set forth therein are true to the best of her knowledge, information, and belief.

PIONEER FLOATING RATE TRUST

PIONEER HIGH INCOME TRUST

By:/s/ Dorothy E. Bourassa

Name: Dorothy E. Bourassa

Title:	Secretary

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